     As filed with the Securities and Exchange Commission on July 9, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MannKind Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options To Purchase Common Stock
par value $0.01 per share
(Title of Class of Securities)

56400P201
(CUSIP Number of Class of Securities (Underlying Common Stock))

Alfred E. Mann
Chief Executive Officer and Chairman
MannKind Corporation
28903 North Avenue Paine
Valencia, CA 91355
(661) 775-5300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

David Thomson, Esq. Corporate Vice President, General Counsel and Secretary MannKind Corporation 28903 North Avenue Paine Valencia, CA 91355 (661) 775-5300	D. Bradley Peck, Esq. Ethan E. Christensen, Esq. Cooley Godward Kronish LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
__________________	__________________
$6,935,583	$272.57

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,417,840 shares of common stock of MannKind Corporation having an aggregate value of $6,935,583 as of June 30, 2008 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the aggregate amount of transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ Third-party tender offer subject to Rule 14d-1.
☑ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET.
     The information set forth in the Offer to Exchange Outstanding Options to Purchase Common Stock, filed as Exhibit 99.(a)(1)(A) hereto (the “Offer to Exchange”), under the sections entitled Offer to Exchange Outstanding Options to Purchase Common Stock, Summary Term Sheet and Stock Option Exchange Questions and Answers is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
(a)	Name and Address. The name of the issuer is MannKind Corporation, a Delaware corporation (“MannKind” or, the “Company”), the address of its principal executive office is 28903 North Avenue Paine, Valencia, California 91355 and the telephone number of its principal executive office is (661) 775-5300. The information set forth in the Offer to Exchange under Section 16, Information About Us, is incorporated herein by reference.

(b)	Securities. This Tender Offer Statement on Schedule TO relates to the Offer to Exchange, pursuant to which the Company is offering certain option holders the opportunity to exchange outstanding options to purchase shares of the Company’s common stock, par value $0.01 per share, that were originally granted under MannKind’s 2004 Equity Incentive Plan (the “2004 Plan”) or its 2001 Stock Awards Plan (the “2001 Plan”) and that have an exercise price that is equal to or greater than $7.00 per share, for a reduced number of restricted stock units to be granted under the 2004 Plan. As of June 30, 2008, options to purchase approximately 5,417,840 shares of MannKind common stock were eligible for exchange in the Offer (as set forth in the Offer to Exchange). The Company is making the Offer upon the terms and subject to the conditions described in the Offer to Exchange. The information set forth in the Offer to Exchange under the section entitled Summary Term Sheet and under Section 1, Number of Options; Expiration Date, is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Offer to Exchange under Section 7, Price Range of Common Stock, is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
(a)	Name and Address. The filing person is the subject company, MannKind Corporation. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Exchange under Schedule A, Information About our Directors and Executive Officers, is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
(a)	Material Terms. The information set forth in the Offer to Exchange under the sections entitled Offer to Exchange Outstanding Options to Purchase Common Stock, Summary Term Sheet and Stock Option Exchange Questions and Answers and under Section 1, Number of Options; Expiration Date, Section 2, Purpose of the Offer, Section 3, Procedures, Section 4, Change in Election, Section 5, Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Restricted Stock Units, Section 6, Conditions of the Offer, Section 8, Exchange Ratio, Section 9, Source and Amount of Consideration; Terms of Restricted Stock Units, Section 11, Status of Eligible Option Grants Acquired by us in the Exchange, Section 12, Legal Matters; Regulatory Approvals, Section 13, Material U.S. Federal Income Tax Consequences, and Section 14, Extension of the Offer; Termination; Amendment, is incorporated herein by reference.

(b)	Purchases. MannKind’s officers will be eligible to participate in the Offer to Exchange on the same terms and conditions as all of MannKind’s other employees. The information set forth under Item 4(a) above is incorporated herein by reference. Members of MannKind’s Board of Directors who are not employees of MannKind will not be eligible to participate in the Offer to Exchange. The information set forth in the Offer to Exchange under Section 10, Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants, is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section 1, Number of Options; Expiration Date, Section 9, Source and Amount of Consideration; Terms of Restricted Stock Units, Section 10, Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants, and Section 17, Additional Information, is incorporated herein by reference. The 2004 Plan filed as Exhibit 99.(d)(1), the form of Stock Option Agreement pursuant to the 2004 Plan filed as Exhibit 99.(d)(2), the form of Restricted Stock Unit Agreement (or Phantom Stock Award Agreement) under the 2004 Plan filed as Exhibit 99.(d)(3), the 2001 Plan filed as Exhibit 99.(d)(4) and the form of Stock Option Agreement pursuant to the 2001 Plan filed as Exhibit 99.(d)(5) are incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a)	Purposes. The information set forth in the Offer to Exchange under Section 2, Purpose of the Offer, is incorporated herein by reference.

(b)	Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 5, Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Restricted Stock Units and Section 11, Status of Eligible Option Grants Acquired by us in the Exchange, is incorporated herein by reference.

(c)	Plans. The information set forth in the Offer to Exchange under Section 2, Purpose of the Offer, and Section 17, Additional Information, is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a)	Source of Funds. The information set forth in the Offer to Exchange under Section 1, Number of Options; Expiration Date, Section 9, Source and Amount of Consideration; Terms of Restricted Stock Units, and Section 15, Fees and Expenses, is incorporated herein by reference.

(b)	Conditions. The information set forth in the Offer to Exchange under Section 6, Conditions of the Offer, is incorporated herein by reference.

(d)	Borrowed Funds. Not applicable.
ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.
(a)	Securities Ownership. The information set forth in the Offer to Exchange under Section 10, Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants, is incorporated herein by reference.

(b)	Securities Transactions. The information set forth in the Offer to Exchange under Section 10, Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants, is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a)	Solicitations or Recommendations. The information set forth in the Offer to Exchange in the section entitled Offer to Exchange Outstanding Options to Purchase Common Stock under the heading Important and Section 15, Fees and Expenses, is incorporated herein by reference.
ITEM 10. FINANCIAL STATEMENTS.
(a)	Financial Information. The information set forth in the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission (the “SEC”) on March 14, 2008 under Item 8, Financial Statements and Supplementary Data, and the information set forth in the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2008, filed with the SEC on May 9, 2008 under Item 1, Financial Statements, is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 16, Information About Us, and Section 17, Additional Information, is incorporated herein by reference. The Company’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)	Pro Forma Financial Information. Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Offer to Exchange under Section 10, Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants, and Section 17, Additional Information, is incorporated herein by reference.

(2) The information set forth in the Offer to Exchange under Section 12, Legal Matters; Regulatory Approvals, is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(b)	Other Material Information. Not applicable.
ITEM 12. EXHIBITS.

Exhibit
Number	Description
99.(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated July 9, 2008.
99.(a)(1)(B)	E-Mail dated July 9, 2008 from Hakan Edstrom to all Employees of MannKind.
99.(a)(1)(C)	E-Mail dated July 9, 2008 from Stock Administration to Eligible Option Holders.
99.(a)(1)(D)	Form of E-Mail from Stock Administration re Eligible Option Grant.
99.(a)(1)(E)	Form of Election Form.
99.(a)(1)(F)	Form of E-Mail Confirming Receipt of Election Form.
99.(a)(1)(G)	Form of Notice of Withdrawal Form.
99.(a)(1)(H)	Form of E-Mail Confirming Receipt of Notice of Withdrawal.
99.(a)(1)(I)	Form of E-Mail Reminder re: Offer Deadline.
99.(a)(1)(J)	Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC on March 14, 2008 and incorporated herein by reference.
99.(a)(1)(K)	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, filed with the SEC on May 9, 2008 and incorporated herein by reference.
(b)	Not applicable.
99.(d)(1)	MannKind Corporation 2004 Equity Incentive Plan, incorporated by reference to MannKind’s Current Report on Form 8-K filed with the SEC on May 22, 2008.
99.(d)(2)	Form of Stock Option Agreement under the 2004 Plan, incorporated by reference to MannKind’s Current Report on Form 8-K filed with the SEC on May 31, 2006.
99.(d)(3)	Form of Restricted Stock Unit Agreement (or Phantom Stock Award Agreement) under the 2004 Plan, incorporated by reference to MannKind’s Current Report on Form 8-K filed with the SEC on December 14, 2005.
99.(d)(4)	MannKind Corporation 2001 Stock Awards Plan, incorporated by reference to MannKind’s registration statement on Form S-1 (File No. 333-115020), filed with the SEC on April 30, 2004, as amended.
99.(d)(5)	Form of Stock Option Agreement under the 2001 Plan.
(g)	Not applicable.
(h)	Not applicable.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
     Not applicable.

Signature
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 9, 2008

MannKind Corporation
By:	/s/ David Thomson
David Thomson, J.D., Ph.D.
Corporate Vice President, General Counsel and Secretary

INDEX OF EXHIBITS

Exhibit
Number	Description
99.(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated July 9, 2008.
99.(a)(1)(B)	E-Mail dated July 9, 2008 from Hakan Edstrom to all Employees of MannKind.
99.(a)(1)(C)	E-Mail dated July 9, 2008 from Stock Administration to Eligible Option Holders.
99.(a)(1)(D)	Form of E-Mail from Stock Administration re Eligible Option Grant.
99.(a)(1)(E)	Form of Election Form.
99.(a)(1)(F)	Form of E-Mail Confirming Receipt of Election Form.
99.(a)(1)(G)	Form of Notice of Withdrawal Form.
99.(a)(1)(H)	Form of E-Mail Confirming Receipt of Notice of Withdrawal.
99.(a)(1)(I)	Form of E-Mail Reminder re: Offer Deadline.
99.(a)(1)(J)	Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC on March 14, 2008 and incorporated herein by reference.
99.(a)(1)(K)	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, filed with the SEC on May 9, 2008 and incorporated herein by reference.
(b)	Not applicable.
99.(d)(1)	MannKind Corporation 2004 Equity Incentive Plan, incorporated by reference to MannKind’s Current Report on Form 8-K filed with the SEC on May 22, 2008.
99.(d)(2)	Form of Stock Option Agreement under the 2004 Plan, incorporated by reference to MannKind’s Current Report on Form 8-K filed with the SEC on May 31, 2006.
99.(d)(3)	Form of Restricted Stock Unit Agreement (or Phantom Stock Award Agreement) under the 2004 Plan, incorporated by reference to MannKind’s Current Report on Form 8-K filed with the SEC on December 14, 2005.
99.(d)(4)	MannKind Corporation 2001 Stock Awards Plan, incorporated by reference to MannKind’s registration statement on Form S-1 (File No. 333-115020), filed with the SEC on April 30, 2004, as amended.
99.(d)(5)	Form of Stock Option Agreement under the 2001 Plan.
(g)	Not applicable.
(h)	Not applicable.